VIRGINIA MINES INC.

PROXY SOLICITED BY THE MANAGEMENT

The undersigned, shareholder of Virginia Mines Inc. (the "**Corporation**"), holding _____ common shares, hereby designates André Gaumond or failing him, André Lemire, or instead of them[1] [4] _____ as proxy to act and vote for the undersigned in respect of all matters that may come before **the annual and special meeting of the shareholders of the Corporation to be held in the Dufour Room of the Clarendon Hotel**, **57 Ste-Anne Street, Quebec City (Qc)**, **on Wednesday, June 29, 2011**, at 10:00 AM **(local time), and at any adjournment thereof**, with authority to vote as specified below and as provided in the management proxy solicitation circular:

1) To elect the directors of the Corporation ☐ For

☐ Withhold from voting

2) To appoint the auditors of the Corporation and authorize the Board of Directors to fix the auditors' remuneration ☐ For

☐ Withhold from voting

3) To approve shareholders' rights plan ☐ For

☐ Against

DATED _____ 2011[2]   _____
Signature of shareholder [3]

NOTE:

(1) Shareholders have the right to designate any other person (who needs not be a shareholder), other than the persons indicated herein, to attend and act on their behalf at the meeting, by inserting such other person's name in the blank space provided.

(2) If undated, this form of proxy shall be deemed to be dated as of the mailing date by the person making the solicitation.

(3) This form of proxy must be signed by the shareholder or by his attorney duly authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized in writing.

(4) The proxyholder may vote in the way he considers advisable on amendments and on new points brought before the meeting.